Exhibit 77C

At a special meeting of shareholders of Schwab California AMT Tax-Free Money Fund (the Fund), a series of The Charles Schwab Family of
Funds (the Trust), held on September 25, 2014, the shareholders approved the reorganization of the Fund into Schwab California
Municipal Money Fund, another series of the Trust. The results of the shareholder vote were as follows:


	Shares Voted
% of Shares Voted
% of Total Shares Voted

FOR
63,354,021.27
	92.29%
			53.40%

AGAINST
1,850,148.28
	2.69%
			1.57%

ABSTAIN
	3,444,843.29
	5.02%			2.90%
TOTAL
68,649,012.84
	100.00%
			57.87%